                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)


                              Northwestern Public
                                  Service Co.
                              -------------------
                                (Name of Issuer)

                                 Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  668231 10 3
                                  -----------
                                 (CUSIP Number)



  Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.) (See Rule 13d-7.)

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  668231 10 3      13G


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norwest Corporation
          Tax Identification No.  41-0449260


- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*        (A)   ______
                                                              (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- --------------------------------------------------------------------------------
  NUMBER OF     5   SOLE VOTING POWER

   SHARES
                           465,846
BENEFICIALLY        -----------------------------------------------------------
                    SHARED VOTING POWER
  OWNED BY      6
                           1,450
    EACH             -----------------------------------------------------------
                7   SOLE DISPOSITIVE POWER
 REPORTING
                           458,180
   PERSON       8   -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
    WITH
                           9,066
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



            468,496
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.1%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

            HC
- --------------------------------------------------------------------------------

CUSIP NO.  668231 10 3                           13G

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Bank South Dakota, National Association
              Tax Identification No. 41-0451159
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*         (A)   ______
                                                               (B)   ______


- --------------------------------------------------------------------------------
    SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                  438,159
                   ------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY                 0
               7   ------------------------------------------------------------
    EACH           SOLE DISPOSITIVE POWER

 REPORTING                 438,159
               8   ------------------------------------------------------------
   PERSON          SHARED DISPOSITIVE POWER

    WITH                   0
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   438,159
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]


                    5.7%
- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          BK
- --------------------------------------------------------------------------------

CUSIP NO.  668231 10 3                      13G

- --------------------------------------------------------------------------------
1   NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Northwestern Public Service ESOP
              Tax Identification No.  46-0172280
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*          (A)   ______
                                                                (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              NOT APPLICABLE
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                 438,159
                   ------------------------------------------------------------
BENEFICIALLY       SHARED VOTING POWER
               6
  OWNED BY                0
                   ------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER

  REPORTING               438,159
                   ------------------------------------------------------------
   PERSON      8   SHARED DISPOSITIVE POWER

    WITH                  0
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          438,159

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]


- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.7%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          EP
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)


Item 1(a)          Name of Issuer:
- ---------          --------------

                   Northwestern Public Service Co.

Item 1(b)          Address of Issuer's Principal Executive Offices:
- ---------          -----------------------------------------------

                   Third St. and Dakota Ave. So.
                   Huron, SD 57350

Item 2(a)          Name of Person Filing:
- ---------          ---------------------

                   1.  Norwest Corporation

                   2.  Norwest Bank South Dakota, National Association ("NBSD")

                   3.  Northwestern Public Service ESOP ("Plan")

                   This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(b). Attached is an agreement among the persons listed above to that effect. NBSD is a subsidiary of Norwest Corporation and the trustee of the trust that holds assets of Plan.

Item 2(b)     Address of Principal Business Office(s):
- ---------     ---------------------------------------

              1.  Norwest Corporation
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1000

              2.  Norwest Bank South Dakota, National Association
                  P.O. Box 1028
                  Sioux Falls, SD 57117

              3.  Northwestern Public Service ESOP
                  c/o Norwest Bank South Dakota, National Association P.O. Box 1028
                  Sioux Falls, SD 57117

Item 2(c)     Citizenship:
- ---------     -----------

              1.  Norwest Corporation is a Delaware corporation.
              2.  NBSD is a national banking association.
              3.  Plan is an employee benefit plan.

Item 2(d)     Title of Class of Securities:
- ---------     ----------------------------

              Common Stock

Item 2(e)     CUSIP Number:
- ---------     ------------

              668231 10 3

Item 3        Type of Person:
- ------        --------------

              (g)  Parent holding company for Norwest Corporation
              (b)  Bank for NBSD
              (f)  Plan is an employee benefit plan.

Item 4        Ownership:
- ------        ---------

              1.  Norwest Corporation

              (a)  Amount Beneficially Owned.  At December 31, 1993, Norwest
              Corporation was deemed to own, indirectly through its          ,
              subsidiaries, 468,496 shares, including the shares indicated below as held by NBSD. Norwest Corporation has no other rights to acquire additional shares through the exercise of options or otherwise.

          (b)  Percent of Class: 6.1%

          (c) Number of shares as to which Norwest Corporation, indirectly through its subsidiaries, has:

            (i)   Sole power to vote or direct the vote: 465,846

            (ii)  Shared power to vote or direct the vote: 1,450

            (iii) Sole power to dispose or to direct the disposition of: 458,150

            (iv)  Shared power to dispose or direct the disposition of: 9,066

          2.  NBSD

          (a) Amount Beneficially Owned. At December 31, 1993, NBSD was deemed to own 438,159 shares, including the shares reported below as held by Plan, and had no other rights to acquire additional shares through the exercise of options or otherwise.

          (b)  Percent of Class: 5.7%

          (c)  Number of shares as to which NBSD has:

            (i)   Sole power to vote or direct the vote: 438,159

            (ii)  Shared power to vote or direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of: 438,159

            (iv)  Shared power to dispose or direct the disposition of: 0

          3.  Plan

          (a) Amount Beneficially Owned. At December 31, 1993, Plan was deemed to own 438,159 shares.

          (b)  Percent of Class: 5.7%

          (c)  Number of shares as to which Plan has:

            (i)   Sole power to vote or direct the vote: 438,159

            (ii)  Shared power to vote or direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of: 438,159

            (iv)  Shared power to dispose or direct the disposition of: 0

          The persons filing disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5    Ownership of Five Percent or Less of Class:
- ------    ------------------------------------------

          Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
- ------    ---------------------------------------------------------------

          Not Applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired
- ------    ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          See Exhibit A

Item 8    Identification and Classficiation of Members of the Group:
- ------    ---------------------------------------------------------

          Not Applicable

Item 9    Notice of Dissolution of Group:
- ------    ------------------------------

          Not Applicable

Item 10   Certification:
- -------   -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature:
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 9, 1994

NORWEST CORPORATION

By  /s/ Laurel A. Holschuh
    ----------------------
        Laurel A. Holschuh, Senior Vice President
          and Secretary

                                   EXHIBIT A
                                   ---------

(Attached to and forming a part of Schedule 13G filed by Norwest Corporation on its own behalf and on behalf of Norwest Bank South Dakota, National Association, which serves as the trustee for the trust established in connection with the Northwestern Public Service ESOP, and the Northwestern Public Service ESOP regarding Northwestern Public Service Co. Common Stock.)

Item 7
- ------

       (a) Northwestern Public Service ESOP is an employee benefit plan -
           Item 3(f)

       (b) Norwest Bank Boulder, National Association is a bank - Item 3(b)

       (c) Norwest Bank South Dakota, National Association is a bank - Item 3(b)

                                   AGREEMENT
                                   ---------

  The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed on behalf of Norwest Bank South Dakota, National Association and the Northwestern Public Service ESOP by Norwest Corporation. Norwest Corporation owns 100% of the outstanding capital stock of Norwest Bank South Dakota, National Association. Norwest Bank South Dakota, National Association serves as trustee for the trust established in connection with the Northwestern Public Service ESOP.

Dated:  February 9, 1994

NORWEST CORPORATION


 /s/ Laurel A. Holschuh
- -----------------------
     Laurel A. Holschuh, Senior Vice President
       and Secretary

NORWEST BANK SOUTH DAKOTA, NATIONAL ASSOCIATION


/s/ Dennis G. Hoffman
- ---------------------
    Dennis G. Hoffman, Senior Vice President

NORTHWESTERN PUBLIC SERVICE ESOP

By:  NORWEST BANK SOUTH DAKOTA, NATIONAL ASSOCIATION, as Trustee


      /s/ Dennis G. Hoffman
     -----------------------
          Dennis G. Hoffman, Senior Vice President